Exhibit 3.1

ARTICLES OF AMENDMENT
OF
AMENDED AND RESTATED DECLARATION OF TRUST
OF
EPR PROPERTIES
EPR Properties, a Maryland real estate investment trust (the "Trust"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Article FIFTH, Section 2 of the Amended and Restated Declaration of Trust of the Trust, as amended (the "Declaration of Trust"), is hereby amended in its entirety to read as follows:
Section 2. Each person elected as a Trustee of the Trust after the 2018 annual meeting of shareholders, whether to succeed a person whose term of office as a Trustee has expired (including the expiration of such person’s term) or to fill any vacancy, shall be elected for a term expiring at the next annual meeting. Each Trustee elected at or prior to the 2018 annual meeting of shareholders shall be deemed to serve as a member of the class of Trustees to which he or she was so elected for the term elected. At and after the 2021 annual meeting of shareholders, the Trustees shall no longer be classified with respect to the time for which they hold office. Notwithstanding the foregoing, each Trustee shall hold office until a successor has been elected or qualified or until his or her earlier death, resignation or removal.
SECOND: The foregoing amendment to the Declaration of Trust has been advised by the Board of Trustees and approved by the shareholders of the Trust.
IN WITNESS WHEREOF, the Trust has caused these Articles of Amendment to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to on its behalf by its Secretary on this 1st day of June, 2018.

EPR PROPERTIES

By:	/s/ Gregory K. Silvers
Name:	Gregory K. Silvers
Title:	President and Chief Executive Officer

ATTEST:

By:	/s/ Craig L. Evans
Name:	Craig L. Evans
Title:	Secretary